Stolt-Nielsen Limited
[Graphic omitted]

A subsidiary of                 Aldwych House            Tel:  +44 207 611 8960
Stolt-Nielsen S.A.              71-91 Aldwych            Fax:  +44 207 611 8965
                                London WC2B 4HN          www.stolt-nielsen.com
                                United Kingdom


NEWS RELEASE
                                                  Contact: Richard M. Lemanski
                                                           U.S. 1 203 625 3604
                                                           rlemanski@stolt.com

                                                            Valerie Lyon
                                                            UK 44 20 7611 8904
                                                            vlyon@stolt.com


         Stolt-Nielsen S.A. Reports Improved Third Quarter 2004 Results

London, England - October 13, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the third quarter ended August 31, 2004. Net income for the latest quarter was $17.5 million, or $0.28 per basic share, on operating revenue of $407.9 million, compared with a net loss of $36.2 million, or $0.66 per basic share, on operating revenue of $792.4 million for the third quarter of 2003. The basic weighted average number of shares outstanding for the quarter was 61.8 million compared with 54.9 million for the same period in 2003. SNSA's reported results reflect the deconsolidation of Stolt Offshore S.A. (SOSA) in February 2004.

Net income for the nine-month period ended August 31, 2004 was $32.4 million, or $0.53 per basic share, on operating revenue of $1,524.3 million, compared with a net loss of $99.6 million, or $1.81 per basic share, on operating revenue of $2,333.4 million for the same period in 2003. The decline in operating revenue is because of the deconsolidation of SOSA. For the nine-month periods of 2004 and 2003, the basic weighted average number of shares outstanding was 61.2 million and 54.9 million, respectively.

Results for the third quarter of 2004 included costs related to SNSA's financial restructuring of $1.6 million, as well as SNTG legal expenses of $4.6 million, compared to $1.1 million and $4.1 million in the third quarter of 2003. Results for the first nine months of 2004 included costs related to SNSA's financial restructuring of $21.5 million and SNTG legal expenses of $13.8 million, compared with $1.1 million and $9.6 million in the first nine months of 2003.

Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA, said, "SNSA's results for the quarter reflected a continuation of the strong market for Stolt-Nielsen Transportation Group (SNTG) and Stolt Offshore's (SOSA) first profitable quarter in over two years. This was partially offset by another poor quarter from Stolt Sea Farm (SSF).

"SNTG reported income from operations of $45.9 million in the third quarter of 2004, compared with $21.8 million in the third quarter of 2003 and $40.7 million reported in the second quarter of this year.

"SNTG's parcel tanker division reported income from operations of $31.2 million in the third quarter of 2004, up from $17.8 million in the third quarter of 2003 and $30.0 million in the second quarter of 2004. On a year-to-date basis, the Stolt Tankers Joint Service (STJS) Sailed-in Time-Charter Index for the Joint Service in 2004 increased by 10% from the same period of 2003. STJS deep-sea results continue to be strong despite higher bunker fuel prices. The European inland river barge fleet was impacted by a slower clean petroleum market, while the European regional fleet had higher than normal off-hire days due to an unexpected drydocking. Both European fleets were also affected by higher bunker prices. Parcel tanker operations continue to see progressively stronger volumes and higher rates in most major trade lanes.

"During the quarter, we took delivery of the 25,000 deadweight ton ("dwt") M/T Stolt Vanguard and the 32,000 dwt M/T Stolt Endurance and M/T Stolt Courage. These ships are the third, fourth and fifth ships out of a total of nine new ships which we have taken on long-term time charter from Japanese owners. In the short-term these ships will add much needed capacity and in the longer-term will replace tonnage that we expect to scrap over the next several years. We entered into these agreements in 2002 before the fall of the U.S. dollar and the increase in steel prices that caused newbuilding prices to rise appreciably. Under the time charter agreements, SNTG has multiple extension and purchase options.

"At SNTG's tank container division, income from operations was $6.2 million in the third quarter of 2004, compared with $4.1 million a year ago and $4.5 million in the second quarter of this year. Utilization remains at a high level and shipments are up 12 percent on a year-to-date basis. Despite continued high ocean freight costs, the business saw some margin improvement.

"SNTG's terminal division reported income from operations of $6.9 million in the third quarter of 2004, compared with $5.4 million in the third quarter of 2003 and $6.1 million in the second quarter of 2004. All locations reported strong results. Results for the quarter were enhanced by higher utilization at our New Orleans terminal; strong seasonal activity for the alcohol trade at Santos, Brazil; and continued strong results from our JSTT joint venture in Ulsan, Korea. Utilization remains high and we have commenced expansion programs at all locations.

"Regarding governmental antitrust investigations and related civil suits, there have been no material developments since our announcement on August 20, 2004, that the European Commission's Competition Directorate has informed SNTG that the Competition Directorate has closed its investigation into possible collusive behavior in the intra-European inland barge industry.

"SSF reported a loss from operations of $11.6 million in the third quarter of 2004, compared with a loss from operations of $18.7 million in the third quarter of 2003 and income from operations of $5.9 million in the second quarter of 2004. The increased loss in the third quarter is the result of low salmon prices globally caused by overproduction and farming related disease problems in Norway and Canada. The lower prices resulted in SSF taking an NRV provision (lower of cost or market) of $1.5 million in the third quarter of 2004 related to its halibut and UK salmon operations. SSF has also made provisions in the current quarter totaling $1.1 million for hatchery closures and reorganization of its Maine farming assets.

"On September 13, 2004, SNSA and Nutreco Holding N.V. announced the signing of a Memorandum of Understanding to merge their worldwide fish farming, processing and marketing-sales operations into a stand-alone, independently financed new business entity. It is the intention that after the merger Nutreco will hold a 75% stake and SNSA 25% in the world's largest aquaculture company. SNSA will retain SSF's turbot and bluefin tuna operations. The new company will be named Marine Harvest. Following the merger the company will be well capitalized and have a strong balance sheet enabling Marine Harvest to have its own independent financing. Due diligence on the transaction is progressing according to plan and it is expected that the definitive agreements will be signed before the end of the year. The transaction closing, which is subject among other things to the approval of an Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., applicable regulatory and competition authorities' requirements and other transaction agreements, is expected in the first half of 2005.

"SOSA reported a net profit of $12.7 million in the third quarter of 2004 compared with a net loss of $22.5 million in the third quarter of 2003. SNSA recorded its proportionate share of the profit, amounting to $5.3 million in the third quarter, in accordance with the equity method of accounting. SOSA's results for the current quarter reflect improved worldwide operating performance, a strong contribution from the NEC region, and a stabilization of performance on the Sanha and Bonga projects. SOSA has also surpassed its $100 million target for disposal of non-core assets. At quarter end SOSA's backlog stood at $1,750 million, of which $331 million is for execution in 2004. SOSA also has signed letters of intent for future contracts with a total value of $115 million.

"In August we closed on a new five-year $150 million credit facility, which was fully underwritten and funded by DnB NOR Bank ASA, Deutsche Bank AG and KfW. The facility is secured by a pledge of SNTG's Stolthaven Houston and Stolthaven New Orleans terminal-storage assets. The facility was used to prepay an existing $64 million credit facility on Stolthaven Houston.

"We are very pleased with the further strengthening of SNTG's parcel tanker market and look for this trend to continue in the foreseeable future. With a strong backlog and record oil prices, we expect to see continued improvements from SOSA going forward. The announcement of the signing of the MOU with Nutreco is a significant step toward the consolidation of the salmon industry, which we believe is needed to improve our position in the value chain. We look forward to working with Nutreco in creating a true market leader in the industry." Mr. Stolt-Nielsen concluded.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore (NASDAQNM:
SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the ability of SNSA to negotiate the definitive agreements for the Marine Harvest/Stolt Sea Farm transaction with Nutreco; the final terms of the Marine Harvest/Stolt Sea Farm transaction; the ability of SNSA and Nutreco to complete the Marine Harvest/Stolt Sea Farm transaction; the terms, conditions and amount of our indebtedness; our ability to comply with our financing agreements; Stolt Offshore S.A.'s ability to deliver fixed price contracts in accordance with customer expectations and recover costs on significant projects; the success of Stolt Offshore S.A.'s financial and operational restructuring efforts; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings and our status in the U.S. Department of Justice amnesty program; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements, which only speak as of the date of this press release. We do not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances as of the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.


                                 Conference Call Details                        PostView Facility

       Date & Time             Wednesday, October 13th, 2004           Available directly after the conference
                                     10AM EDT (3PM BST)                           Until 5:00PM EDT
                                                                           on Thursday, October 14th, 2004

          Phone             + 1 800 289 0468 (in U.S.)                       + 1 888 203 1112 (in U.S.)
                            + 1 913 981 5517 (outside U.S.)                  + 1 719 457 0820 (outside U.S.)

    Reservation Number                     806347                                      806347

Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on Wednesday, October
13th, 2004 at 10:00AM EDT (3:00PM BST). A playback of the conference call commences on Wednesday, October 13th, 2004 after 12:00 noon EDT (5:00PM BST).

                                  - end text -
                                - tables follow -

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)

                                                                             Three months ended             Nine months ended
                                                                           ------------------------    --------------------------
                                                                            August 31,   August 31,     August 31,   August 31,
                                                                                 2004         2003           2004         2003
                                                                           ------------  -----------    -----------   ------------

      Operating revenue (a)                                                $   407,911    $ 792,357    $ 1,524,308    $ 2,333,384
      Operating expenses (a)                                                   336,248      739,401      1,297,139      2,217,809
                                                                           ------------  -----------    -----------   ------------
      Gross profit                                                              71,663       52,956        227,169        115,575

      Equity in net income of non-consolidated joint ventures                    3,740        5,431         12,033          7,390
      Equity in Stolt Offshore net income (loss)                                 5,285            -           (338)             -
      Administrative and general expenses                                      (44,711)     (58,576)      (174,797)      (169,915)
      Restructuring charges                                                         57         (158)          (134)        (1,637)
      Gain (loss) on disposal of assets, net                                       737       (6,317)         9,387           (410)
      Other operating income (expense), net                                     (1,078)        (405)         3,177           (331)
                                                                           ------------  -----------    -----------   ------------
            Income (loss) from operations                                       35,693       (7,069)        76,497        (49,328)

      Non-operating income/(expense):
            Interest expense, net                                              (18,650)     (23,649)       (64,085)       (67,800)
            Foreign currency exchange (loss) gain, net                            (257)       1,129         (3,403)         2,019
            Gain on sales of Stolt Offshore Common stock                             -            -         25,700              -
                                                                           ------------  -----------    -----------   ------------

            Income (loss) before income tax benefit (provision) and
              minority interest                                                 16,786      (29,589)        34,709       (115,109)

      Income tax benefit (provision)                                             1,502      (13,601)        (9,570)       (30,581)
                                                                           ------------  -----------    -----------   ------------
            Income (loss) before minority interest                              18,288      (43,190)        25,139       (145,690)

      Minority interest                                                           (774)       6,950          7,290         46,065
                                                                           ------------  -----------    -----------   ------------

            Net income (loss)                                              $    17,514    $ (36,240)   $    32,429    $   (99,625)
                                                                           ============  ===========   ============   ============

      PER SHARE DATA
      --------------
      Net income (loss) per share:
            Basic                                                          $      0.28    $   (0.66)   $      0.53    $     (1.81)
            Diluted                                                        $      0.28    $   (0.66)   $      0.52    $     (1.81)

      Weighted average number of Common Shares and equivalents outstanding:
            Basic                                                               61,849       54,949         61,179         54,949
            Diluted                                                             63,635       54,949         61,997         54,949

      SELECTED CASH FLOW DATA
      -----------------------
      Capital expenditures                                                $     17,401    $  22,145    $    36,674      $  64,543

      Depreciation and amortization (excluding drydocking)                $     26,349    $  48,122    $    93,725      $ 145,713

     (a) Certain prior period amounts for operating revenue and operating expenses for the Stolt Parcel Tankers division of SNTG have been reclassified to conform to current presentation.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)

                                                                           Three months ended          Nine months ended
                                                                        ------------------------    --------------------------
                                                                                        Proforma      Proforma      Proforma
                                                                          August 31,   August 31,     August 31,   August 31,
                                                                               2004       2003(a)       2004(a)       2003(a)
                                                                        ------------  -----------    -----------   ------------

Operating revenue (b)                                                 $    407,911   $   394,484     $  1,247,916  $ 1,157,181
Operating expenses (b)                                                     336,248       348,447        1,029,988      998,832
                                                                      ------------- -------------    ------------- ------------

Gross profit                                                                71,663        46,037          217,928      158,349

Equity in net income of non-consolidated joint ventures                      3,740         1,181            8,807        4,787
Equity in Stolt Offshore net income (loss)                                   5,285       (14,076)         (11,358)     (83,676)
Administrative and general expenses                                        (44,711)      (40,242)        (145,407)    (115,048)
Restructuring charges                                                           57          (158)            (134)      (1,637)
Gain (loss) on disposal of assets, net                                         737        (6,415)           2,902         (852)
Other operating income (expense), net                                       (1,078)       (1,020)           3,737         (894)
                                                                      ------------- -------------    ------------- ------------
      Income (loss) from operations                                         35,693       (14,693)          76,475      (38,971)

Non-operating income/(expense):
      Interest expense, net                                                (18,650)      (16,523)         (59,500)     (50,996)
      Foreign currency exchange (loss) gain, net                              (257)        1,153           (2,625)       3,642
      Gain on sales of Stolt Offshore Common stock                               -             -           25,700            -
                                                                      ------------- -------------    ------------- ------------
      Income (loss) before income tax benefit                               16,786       (30,063)          40,050      (86,325)
        (provision) and minority interest

Income tax benefit (provision)                                               1,502        (6,409)          (7,675)     (13,934)
                                                                      ------------- -------------    ------------- ------------
      Income (loss) before minority interest                                18,288       (36,472)          32,375     (100,259)

Minority interest                                                             (774)          232               54          634
                                                                      ------------- -------------    ------------- ------------

      Net income (loss)                                               $     17,514   $   (36,240)    $     32,429  $   (99,625)
                                                                      ============= -------------    ============= ============

PER SHARE DATA
--------------
Net income (loss) per share:
      Basic                                                           $       0.28   $     (0.66)    $       0.53  $     (1.81)
      Diluted                                                         $       0.28   $     (0.66)    $       0.52  $     (1.81)

Weighted average number of Common Shares and equivalents outstanding:
      Basic                                                                 61,849        54,949           61,179       54,949
      Diluted                                                               63,635        54,949           61,997       54,949

SELECTED CASH FLOW DATA
-----------------------
Capital expenditures                                                  $     17,401   $    18,806     $     35,095  $    47,433

Depreciation and amortization (excluding drydocking)                  $     26,349   $    25,032     $     78,442  $    74,494

(a) The proforma consolidated statements of operations for the periods shown reflect the impact of the deconsolidation of Stolt Offshore on a proforma basis utilizing historical ownership percentages.

(b) Certain prior period amounts for operating revenue and operating expenses for the Stolt Parcel Tankers division of SNTG have been reclassified to conform to current presentation.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)

                                                                                                      Proforma
                                                                          August 31,  November 30,  November 30,   August 31,
                                                                               2004       2003          2003(a)       2003
                                                                        ------------  -----------    -----------   ------------

ASSETS
------

Cash and cash equivalents                                         $   169,765      $   150,039    $    68,129      $     247,478
Trade receivables, net                                                154,943          520,325        161,994            595,056
Inventories                                                           206,068          251,127        229,029            250,616
Prepaid expenses                                                       55,963           84,857         50,150             71,093
Assets held for sale                                                        -          106,152              -                  -
Other current assets (c)                                               18,457           75,646         46,123             75,266
                                                                  ------------     ------------   ------------     --------------
     Total current assets                                             605,196        1,188,146        555,425          1,239,509


Fixed assets, net of accumulated depreciation                       1,524,982        2,041,144      1,526,540          2,255,227
Investment in and advances to non-consolidated joint ventures          72,798          138,835         94,121            140,268
Investment in and advances to Stolt Offshore                          130,466                -        137,361                  -
Goodwill and other intangible assets, net                              59,266           73,725         59,623             81,103
Other non-current assets                                               99,958          137,595         92,737            148,717
                                                                  ------------     ------------   ------------     --------------
     Total assets                                                 $ 2,492,666      $ 3,579,445    $ 2,465,807      $   3,864,824
                                                                  ============    =============   ============     ==============


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Loans payable to banks                                            $   403,845      $   479,448    $   476,975      $     530,808
Current maturities of long-term debt and capital
lease obligations (b)                                                 158,334          242,582        151,078          1,225,991
Accounts payable                                                       91,947          615,066        114,290            575,444
Accrued liabilities (c)                                               220,382          293,606        223,656            324,198
Liabilities pertaining to assets held for sale                              -           57,855              -                  -
                                                                  ------------     ------------   ------------     --------------
     Total current liabilities                                        874,508        1,688,557        965,999          2,656,441

Long-term debt and capital lease obligations (b)                      677,976          977,667        684,160                 34
Other non-current liabilities                                         112,716          166,654        128,520            180,151
Commitments and contingencies
Minority interest                                                       4,206           52,353          3,057            145,248


Capital stock and Founder's shares                                     62,872           62,639         62,639             62,639
Paid-in surplus                                                       304,456          335,499        335,499            338,028
Retained earnings                                                     480,928          448,498        448,498            664,860
Accumulated other comprehensive (loss) income, net                    (24,996)         (18,398)       (28,541)           (48,553)
Treasury stock                                                              -         (134,024)      (134,024)          (134,024)
                                                                  ------------     ------------   ------------     --------------
     Total shareholders' equity                                       823,260          694,214        684,071            882,950
                                                                  ------------     ------------   ------------     --------------
     Total liabilities and shareholders' equity                   $ 2,492,666      $ 3,579,445    $ 2,465,807      $   3,864,824
                                                                  ============     ============   ============     ==============

Total interest-bearing debt and capital lease obligations net of
     cash and cash equivalents:                                     1,070,390      $ 1,549,658    $ 1,244,084      $   1,509,355
                                                                  ------------     ------------   ------------     --------------

Minority interest in Stolt Offshore                               $         -      $    37,823    $         -      $     131,908
                                                                  ------------     ------------   ------------     --------------

(a) The proforma consolidated balance sheet as of November 30, 2003 reflects the impact of the deconsolidation of Stolt Offshore as of that date on a proforma basis and includes the investment in and advances to Stolt Offshore of $137.4 million.

(b) As a result of SNSA's and Stolt Offshore's projections as of August 31, 2003, indicating that they would not be in compliance with their existing bank debt covenants on November 30, 2003 and SNSA's loan agreements' cross-defaulting provisions, SNSA classified $1,086,339 of long-term debt as short term in compliance with U.S. GAAP reporting requirements.

(c) Includes Stolt Offshore assets of $19,867 and liabilities of $20,028 held for sale that have been identified for disposal at August 31, 2003 and for which Stolt Offshore management believe a sale is probable within one year based on the current status of negotiations.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)

The following tables present the contribution to operating revenue, gross profit, income (loss) from operations, net income (loss) and total assets for each of the Company's reportable segments and other corporate items:

                                                               Three months ended               Nine months ended
                                                               ------------------               -----------------
                                                             August 31      August 31         August 31      August 31
                                                                  2004           2003              2004           2003
                                                             ---------      ---------         ---------      ---------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                  $      214,798    $    193,580    $      615,017   $    578,217
  Stolt Tank Containers                                         75,071          65,158           219,924        191,979
  Stolthaven Terminals                                          19,418          16,427            56,599         47,545
                                                        ---------------   -------------   ---------------  -------------
                                                               309,287         275,165           891,540        817,741
Stolt Offshore                                                       -         397,876           276,393      1,176,203
Stolt Sea Farm                                                  98,513         119,014           355,511        338,320
Corporate and Other                                                111             302               864          1,120
                                                        ---------------   -------------   ---------------  ------------
  Total                                                 $      407,911    $    792,357    $    1,524,308   $  2,333,384
                                                        ===============   =============   ===============  =============

GROSS PROFIT (LOSS):
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                  $       51,313    $     36,525    $      139,273   $    108,285
  Stolt Tank Containers                                         13,338          11,373            36,420         34,964
  Stolthaven Terminals                                           8,348           6,429            22,928         17,307
                                                        ---------------   -------------   ---------------  ------------
                                                                72,999          54,327           198,621        160,556
Stolt Offshore                                                       -           6,919             9,243        (42,774)
Stolt Sea Farm                                                  (3,187)         (8,592)           16,700         (3,327)
Corporate and Other                                              1,851             302             2,605          1,120
                                                        ---------------   -------------   ---------------  ------------
  Total                                                 $       71,663    $     52,956    $      227,169   $    115,575
                                                        ---------------   -------------   ---------------  ------------

INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (a)                                      31,175    $     17,776    $       80,476   $     56,374
  Stolt Tank Containers                                          6,211           4,119            14,672         14,517
  Stolthaven Terminals                                           6,915           5,411            18,817         13,616
  SNTG Corporate                                                 1,499          (5,353)            1,900         (5,353)
    SNTG before Restructuring Charges                           45,800          21,953           115,865         79,154
  SNTG Restructuring Charges                                        57            (158)             (134)        (1,637)
                                                        ---------------   -------------   ---------------  ------------
                                                                45,857          21,795           115,731         77,517
Stolt Offshore                                                   5,285          (6,451)          (11,335)       (94,033)
Stolt Sea Farm                                                 (11,583)        (18,741)           (2,838)       (28,592)
Corporate and Other (b)                                         (3,866)         (3,672)          (25,061)        (4,220)
                                                        ---------------   -------------   ---------------  ------------
  Total                                                 $       35,693      $   (7,069)     $     76,497     $  (49,328)
                                                        ===============   =============   ===============  =============
NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                      $       35,914      $    8,738      $     78,456     $   36,453
Stolt Offshore                                                   5,285         (22,483)          (18,803)      (132,037)
Stolt Sea Farm                                                 (18,015)        (27,105)          (24,301)       (47,776)
Corporate and Other (b)                                         (5,670)         (3,797)          (36,070)        (4,626)
Gain on sales of Stolt Offshore Common stock (c)                     -               -            25,700              -
Minority interest in Stolt Offshore                                  -           8,407             7,447         48,361
                                                        ---------------   -------------   ---------------  ------------
  Total                                                 $       17,514      $  (36,240)     $     32,429     $  (99,625)
                                                        ===============   =============   ===============  =============



                                                                                             As of
                                                                           -------------------------------------------
TOTAL ASSETS:                                                              August 31,      November 30,     August 31,
                                                                                 2004              2003           2003
                                                                        -------------  ---------------- --------------
Stolt-Nielsen Transportation Group                                      $  1,849,677   $     1,810,660    $ 1,826,909
Stolt Offshore                                                                     -         1,242,660      1,512,756
Stolt Sea Farm                                                               483,391           520,000        522,064
Corporate and Other                                                          159,598             6,125          3,095
                                                                        ------------   ---------------   ------------
         Total                                                          $  2,492,666   $     3,579,445   $  3,864,824
                                                                        ============   ===============   =============

================================================================================

(a) Includes antitrust and other investigation related legal expenses of $4.6 million and $13.8 million in the third quarter and nine months of 2004, respectively, and $4.1 million and $9.6 million in the third quarter and nine months of 2003, respectively.

(b) Also includes financial restructuring costs of $1.6 million and $21.5 million in the third quarter and nine months of 2004, respectively, and $1.1 million in the third quarter and nine months of 2003.

(c) Includes a gain of $21.7 million related to the sale of common stock by SOSA, and a gain of $4.0 million related to SNSA sale of SOSA shares in the first quarter of 2004.

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
                              OPERATING YARDSTICKS


STOLT PARCEL TANKERS DIVISION:                         1st Quarter     2nd Quarter     3rd Quarter      4th Quarter
----------------------------------------------------- --------------- -------------- ----------------- --------------
Joint Service sailed-in time-charter index
------------------------------------------
     2002                                                       1.07           1.07              1.08           1.05
     2003                                                       1.00           1.05              1.05           1.00
     2004                                                       1.02           1.19              1.20            N/A

Volume of cargo carried - millions of tons
------------------------------------------
     Joint Service fleet:
     -------------------
     2002                                                        3.4            3.6               3.5            3.4
     2003                                                        3.4            3.5               3.6            3.4
     2004                                                        3.4            3.6               3.8            N/A

     Regional fleets:
     ---------------
     2002                                                        2.4            2.4               2.4            2.7
     2003                                                        2.8            2.7               2.6            2.6
     2004                                                        2.6            2.6               2.8            N/A

Operating days
--------------
     Joint Service fleet:
     -------------------
     2002                                                      6,257          6,117             6,076          5,972
     2003                                                      5,718          5,721             5,717          5,666
     2004                                                      5,794          5,900             6,080            N/A

     Regional fleets:
     ---------------
     2002                                                      5,674          5,617             5,583          5,707
     2003                                                      5,798          5,987             6,016          6,102
     2004                                                      6,099          6,016             5,995            N/A

Average number of ships operated in the period
----------------------------------------------
     Joint Service fleet:
     -------------------
     2002                                                         70             66                66             68
     2003                                                         64             62                62             62
     2004                                                         64             64                66            N/A

     Regional fleets:
     ---------------
     2002                                                         63             61                64             64
     2003                                                         64             65                65             67
     2004                                                         68             65                65            N/A

Notes:
(a) Joint Service and Regional fleet statistics include those for time-chartered ships
(b) Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c) Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities


STOLT TANK CONTAINERS DIVISION:
------------------------------------------------------------------------------------------------------------------------
Tank containers operated and leased at end of period
----------------------------------------------------
     2002                                                     13,946         14,157            14,568         14,955
     2003                                                     15,316         15,583            15,888         15,999
     2004                                                     16,271         16,923            17,035            N/A

Tank container utilization - %
------------------------------
     2002                                                      71.1%          77.6%             77.7%          76.9%
     2003                                                      78.7%          81.5%             78.8%          77.7%
     2004                                                      80.5%          79.8%             79.4%            N/A

STOLTHAVEN TERMINALS DIVISION:
------------------------------------------------------------------------------------------------------------------------
Average marketable shell barrel capacity (millions of barrels)
--------------------------------------------------------------
     2002                                                       2.82           3.03              3.32           3.37
     2003                                                       3.38           3.38              3.57           3.85
     2004                                                       3.89           3.94              3.99            N/A

Tank capacity utilization - %
-----------------------------
     2002                                                      98.0%          98.1%             95.1%          97.0%
     2003                                                      96.6%          96.3%             97.9%          97.4%
     2004                                                      97.0%          98.7%             98.6%            N/A